Exhibit 99.1

Aurinia Announces Completion of Patient Enrollment in Its Phase 2B AURA-LV Study in Lupus Nephritis

Primary end-point analysis expected in approximately 28 weeks

VICTORIA, British Columbia--(BUSINESS WIRE)--January 19, 2016--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH / TSX:AUP) (“Aurinia” or the “Company”) announced today that it has fully enrolled the AURA (Aurinia Urine protein Reduction in Active Lupus nephritis or AURA) study at 265 patients (target 258 patients). This Phase 2B study, is a randomized, controlled, double-blind study comparing the efficacy of voclosporin as a component of multi-targeted therapy against placebo in achieving remission in patients with active lupus nephritis (LN). AURA is one of the largest prospective registration-quality studies ever conducted within this specific disease area.

The AURA study has been designed to demonstrate that voclosporin can induce a rapid and sustained reduction of proteinuria with extremely low steroid exposure. The placebo-controlled study assesses two doses of voclosporin, with all patients receiving background therapy of mycophenolate mofetil (MMF) coupled with an aggressive oral corticosteroid taper. There will be a primary analysis to determine complete remission at week 24 (confirmed at 26 weeks) and various secondary analyses at both 24 and 48 weeks which include biomarkers and markers of non-renal lupus.

“This disease has shown to be particularly difficult to treat with fewer than 20% of patients achieving clinical remission at six months on existing regimens which often require unacceptably high steroid exposure in this predominantly young, female population,” said Aurinia Chief Medical Officer Neil Solomons, M.D., “We would like to thank the investigators, site coordinators and patients who are participating in this study in more than 20 countries around the world. Their involvement will provide invaluable information for those patients suffering from LN.”

“Lupus nephritis is a disease with an extremely high burden of illness with no therapy approved in any major market outside of Japan,” said Stephen W. Zaruby, president and CEO of the Company. “We hope that voclosporin can bring a significant improvement to the lives of patients suffering from this debilitating kidney disease.”

The Company anticipates that the primary end-point results of the AURA study will be released in Q3 this year. The Company also continues to recruit patients into its open label AURION study and expects to review data in the near future.

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. The fully-enrolled Phase 2B AURA-LV clinical trial is evaluating the efficacy of its lead drug, voclosporin, as a treatment for active LN. LN is an inflammation of the kidneys, that if inadequately treated can lead to end-stage renal disease, making LN a serious and potentially life-threatening condition.

Voclosporin is a novel and potentially best-in-class calcineurin inhibitor (“CNI”) with extensive clinical data in over 2,000 patients in other indications. Voclosporin is made by a modification of a single amino acid of the cyclosporine molecule (a CNI approved for use in transplant patients since 1983). This modification results in a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency vs. cyclosporine, an altered metabolic profile, and potential for flat dosing.

About AURA-LV:

The AURA–LV study or “Aurinia Urine Protein Reduction in Active Lupus Nephritis Study” is an adequate and well-controlled clinical trial that enrolled 265 patients and is being conducted in over 20 countries worldwide. This trial will compare the efficacy of voclosporin against placebo in achieving remission in patients with active lupus nephritis. The AURA-LV study is designed to demonstrate that voclosporin can induce a rapid and sustained reduction of proteinuria in the presence of extremely low steroid exposure. It will compare two dosage groups of voclosporin (23.7mg and 39.5mg) compared to placebo, with all patients receiving mycophenolate mofetil (MMF) and oral corticosteroids as background therapy. There will be a primary analysis to determine complete remission at week 24 (confirmed at 26 weeks) and various secondary analyses at week 48 which include biomarkers and markers of non-renal SLE.

About AURION:

The AURION study or “Aurinia Early Urinary Protein Reduction Predicts Response Study” is an open label, exploratory study being conducted in multiple sites in Malaysia to assess the short term predictors of response using voclosporin (23.7mg) in combination with mycophenolate mofetil and oral corticosteroids in patients with active lupus nephritis. This study will examine biomarkers of disease activity at 8 weeks and their ability to predict response at 24 and 48 weeks.

We seek Safe Harbor.

CONTACT:
Aurinia Pharmaceuticals Inc.
Mr. Michael Martin, 250-708-4272
Chief Operating Officer
250-744-2498 (fax)
mmartin@auriniapharma.com
or
Renmark Financial Communications Inc.
Barry Mire: bmire@renmarkfinancial.com
Laura Welsh: lwelsh@renmarkfinancial.com
Tel: (416) 644-2020 or (514) 939-3989
or
Aurinia Pharmaceuticals Inc.
Mr. Stephen W. Zaruby, 250-708-4293
Chief Executive Officer
250-744-2498 (fax)
szaruby@auriniapharma.com